“2011, Año del Turismo en Mexico”.

Mexico City, November 11, 2011.

  DIRECCIÓN CORPORATIVA DE FINANZAS
  GERENCIA JURÍDICA DE FINANZAS

Cecilia Blye, Chief
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4628

Re:	Petróleos Mexicanos Form 20-F for the Fiscal Year Ended December 31, 2010 Filed June 30, 2011 File No. 000-00099

Dear Ms. Blye:

By letter dated October 28, 2011, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided an additional comment on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2010 (the “2010 Form 20-F”), which was filed with the Commission on June 30, 2011.  In response to your comment and on behalf of Petróleos Mexicanos, its subsidiary entities and its consolidated subsidiary companies (collectively, “PEMEX”), we hereby submit the response below.  For your convenience, we have reproduced below in italics the Staff’s comment and have provided a response immediately below the comment.

General

1.
We note your response to comment 2 in our letter dated September 29, 2011.  We also note recent 2011 news articles discussing the increase in your share ownership in Repsol YPF, SA to 9.8%; discussing your possible alliance with Sacyr Vallehermoso SA to coordinate a combined stake in Repsol of almost 30%; and attributing to you objectives in purchasing an additional stake in Repsol that include piggybacking with Repsol in its Cuban oil exploration efforts.  We note from Repsol’s public filings that it has operations in Cuba, an office in Iran and contacts with Syria, and we note recent articles reporting that Repsol is in the process of beginning to explore Cuba’s offshore reserves.  In this regard, we note an article reporting that some U.S. Congress members recently warned Repsol that it could harm its commercial interests with the U.S. if it went ahead with the drilling.  Please expand your materiality discussion to address the potential for reputational harm from your ownership in and relationship with Repsol.

As requested in the Staff’s comment, we have considered the materiality to investors in PEMEX’s debt securities of the contacts of Repsol-YPF, S.A. (“Repsol”) with Cuba and other countries designated as state sponsors of terrorism or subject to U.S. asset and export controls.  As your comment notes and as disclosed in PEMEX’s reports on Form 6-K furnished to the Commission on September 12, 2011 and October 12, 2011, PEMEX recently increased its investment in Repsol to approximately 9.492% of the outstanding capital stock of the company and entered into a voting rights arrangement with Sacyr Vallehermoso related to its holdings of Repsol.  Notwithstanding the increase in our investment in Repsol, the value of that investment represented less than 1.42% of PEMEX’s total assets at September 30, 2011 and our revenues from our investment in Repsol represented less than 0.1% of our total revenues for the nine months ended September 30, 2011.

We note further that, according to Repsol’s public disclosure, Repsol believes that its contacts with Cuba, Iran, Sudan and Syria would not be material, either quantitatively or qualitatively, to a reasonable investor in its equity securities.  Repsol’s letter to the Staff dated November 12, 2010 states that its aggregate revenues from sales associated with Cuba, Iran, Sudan and Syria amounted to less than 0.1% of its consolidated sales for the nine-month period ended September 30, 2010 and each of the years ended December 31, 2008, 2008 and 2007.  Repsol’s letter also states that its fixed assets associated with these countries represented, in the aggregate, less than 0.1% of its consolidated fixed assets as of September 30, 2010 and less than 0.3% of its consolidated fixed assets as of December 31, 2009, 2008 and 2007, and that its liabilities associated with these countries represented, in the aggregate, less than 0.1% of its consolidated liabilities as of each of the above dates.  Given the quantitative immateriality to Repsol of those contacts, and our minority interest in Repsol, we conclude that Repsol’s contacts with Cuba, Iran, Sudan and Syria are quantitatively immaterial to PEMEX.

We have also considered the qualitative materiality of this investment, including the potential for reputational harm to PEMEX of its ownership in and relationship with Repsol, in light of the warnings given to Repsol that its commercial interests could be harmed if it pursues drilling in Cuban offshore waters.  Repsol has indicated in its correspondence with the SEC that it does not believe that its contacts with these countries pose a material risk, considering qualitative factors, to investors in its equity securities.  Given the more remote nature of these risks to investors in PEMEX’s debt securities,1 given our minority stake in Repsol, and as PEMEX has no involvement in Repsol's planned activities in Cuban territory, we reach the same conclusion.

We would also note that PEMEX’s interest in future cooperation with Repsol is prompted by PEMEX’s critical need to develop technological expertise, knowledge and experience in deep-water drilling, not by a desire to invest resources in exploration and production outside of Mexican territory.  Thus, to date, PEMEX’s collaboration agreements with other international oil companies, which are described on page 48 of the 2010 Form 20-F, are strictly noncommercial, involving no transfer of resources among the parties.  Repsol has obtained valuable expertise, knowledge and experience on deep-water drilling through its exploration and production activities in the U.S. Gulf of Mexico and in Brazilian offshore territory.  We believe, therefore, that PEMEX’s increased investment in Repsol should be regarded, on balance, as a positive development by investors in PEMEX’s debt securities, to the extent – if any – that it may lead to increased cooperation with Repsol and to the development by PEMEX of greater expertise in deep-water exploration and production.  That expertise, over the medium-term should help PEMEX evaluate, explore for and develop the oil reserves located in the deep water territory in Mexico.

________________________
1 As noted in our letter to the Staff dated October 14, 2011, PEMEX has no publicly traded equity securities.

P E T R Ó L E O S    M E X I C A N O S

 www.pemex.com
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If you have any questions regarding the foregoing response or require any additional information, please do not hesitate to contact me at (011) (52) (55) 1944-9326 or Wanda J. Olson at (212) 225-2730.

PETRÓLEOS MEXICANOS
By:	/s/ Eduardo Raúl Calvo Barbeau Eduardo Raúl Calvo Barbeau Associate Managing Director of Financial Legal Affairs

cc:
Mr. Roger Schwall
Mr. Jennifer Hardy
     Securities and Exchange Commission

Mr. Juan José Suárez Coppel
Mr. Ignacio Quesada Morales
Mr. Mauricio Alazraki Pfeffer
Mr. Víctor Cámara Peón
Mr. Rolando Galindo Galvez
Mr. Francisco J. Torres Suárez
Mr. Arturo Delpech del Ángel
     Petróleos Mexicanos

Ms. Wanda J. Olson
Mr. Grant M. Binder
Mr. Alex J. Speyer
Ms. Sofía D. Martos
     Cleary Gottlieb Steen & Hamilton LLP

P E T R Ó L E O S    M E X I C A N O S

 www.pemex.com
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